EXHIBIT 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business December 31, 2009, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$19,272
Interest-bearing balances		29,528
Securities:
Held-to-maturity securities		0
Available-for-sale securities		81,918
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		6,471
Securities purchased under agreements to resell		1,241
Loans and lease financing receivables:
Loans and leases held for sale		28,147
Loans and leases, net of unearned income	376,557
LESS: Allowance for loan and lease losses	11,520
Loans and leases, net of unearned income and allowance		365,037
Trading Assets		7,574
Premises and fixed assets (including capitalized leases)		4,376
Other real estate owned		1,829
Investments in unconsolidated subsidiaries and associated companies		457
Direct and indirect investments in real estate ventures		46
Intangible assets
Goodwill		11,408
Other intangible assets		17,220
Other assets		34,254

Total assets		$608,778

LIABILITIES
Deposits:
In domestic offices		$414,131
Noninterest-bearing	91,246
Interest-bearing	322,885
In foreign offices, Edge and Agreement subsidiaries, and IBFs		57,745
Noninterest-bearing	1,313
Interest-bearing	56,432
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		6,921
Securities sold under agreements to repurchase		6,908

Dollar Amounts In Millions
Trading liabilities	8,092
Other borrowed money
(includes mortgage indebtedness and obligations under capitalized leases)	20,733
Subordinated notes and debentures	11,006
Other liabilities	26,649

Total liabilities	$552,185

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	520
Surplus (exclude all surplus related to preferred stock)	38,209
Retained earnings	17,234
Accumulated other comprehensive income	452
Other equity capital components	0

Total bank equity capital	56,415
Noncontrolling (minority) interests in consolidated subsidiaries	178

Total equity capital	56,593

Total liabilities, and equity capital	$608,778

I, Howard I. Atkins, EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

Howard I. Atkins

EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

John Stumpf	Directors
Carrie Tolstedt
Michael Loughlin